SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549


                                    FORM 6-K


                        Report of Foreign Private Issuer


                       Pursuant to Rule 13a-16 or 15d-16
                     of the Securities Exchange Act of 1934


                     For the month of September, 2003

                               THE RANK GROUP PLC
                (Translation of registrant's name into English)

                   6 Connaught Place, London, W2 2EZ, ENGLAND
                    (Address of principal executive offices)


Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                         Form 20-F..X.. Form 40-F.....


Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange
Act of 1934.

                               Yes ..... No ..X..


If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________



Exhibit No.     Description
No. 1           Holding(s) in Company announcement released on 3 September 2003
No. 2           Interim Results announcement released on 5 September 2003
No. 3           Holding(s) in Company announcement released on 5 September 2003

Exhibit No. 1

                           SCHEDULE 10

             NOTIFICATION OF MAJOR INTERESTS IN SHARES


1)   NAME OF COMPANY

     THE RANK GROUP PLC

2)   NAME OF SHAREHOLDER HAVING A MAJOR INTEREST

     AXA SA

3) Please state whether notification indicates that it is in respect of holding of the Shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18

     NOTIFIABLE INTEREST IN COMPANY IN (2) ABOVE AND ANY OF ITS SUBSIDIARIES

4) Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them.

     SEE LETTER BELOW

5)   Number of shares/amount of stock acquired.



6)   Percentage of issued Class


7)   Number of shares/amount of stock disposed


8)   Percentage of issued Class


9)   Class of security

     ORDINARY SHARES

10)  Date of transaction

     03 SEPT 2003

11)  Date company informed

     01 SEPT 2003

12)  Total holding following this notification

     23,737,785

13)  Total percentage holding of issued class following this notification

     3.99%

14)  Any additional information



15)  Name of contact and telephone number for queries

     CLARE DUFFILL (tel: 020 7706 1111)

16) Name and signature of authorised company official responsible for making this notification

     Date of Notification

     03 SEPT 2003


Letter to Rank Group Plc
Dated 2 September 2003

NOTIFICATION OF INTEREST(S) IN SHARES UNDER SECTION 198 COMPANIES
ACT 1985 ("THE ACT")

THE RANK GROUP PLC

This notification supersedes any previous notification from AXA Investment Managers UK Ltd.

We are writing on behalf of AXA S.A. of 25 Avenue Matignon, 75008 Paris and its Group Companies who are deemed to have an interest in these shares.

AXA S.A. knows that they were interested in 30,048,597 ord GBP 0.10 shares in the 594,803,630 share capital immediately after the time when the obligation of disclosure arose pursuant to section 198 of the Act. These shares represent a beneficial interest of 23,737,785 shares (3.99%), and a non-beneficial interest of 6,310,812 shares (1.06%).

The identity of each registered holder of the shares to which this notice relates, so far as known to AXA Investment Managers UK Ltd, as at 01/09/03, is as per the Appendix below.

This notification of change is due to a decrease in the beneficial interest holding from 4.00% to 3.99%.

Letter from AXA Investment Managers UK Ltd.


                     DISCLOSURE OF INTEREST IN SHARES OF
         APPENDIX - NOTICE UNDER SECTION 198 OF THE COMPANIES ACT 1985
                      THE RANK GROUP plc ord GBP 0.10 shares

Total number of shares held as at 01/09/03 was 30,048,597 the breakdown of which is set out below:-


Name of the Company/Fund  Number of    Particulars of          Registered as
                             Shares    Beneficial owners

AXA UK Investment Co ICVC    42,000    Trustees of AXA UK      HSBC Global
Extra Income Fund                      Investment Co ICVC      Custody Nominee
(Non-Beneficial)                       Extra Income Fund       (UK) Limited
                                                               a/c 845030

AXA UK Investment Co ICVC    10,073    Trustees of AXA UK      HSBC Global
UK Tracker Fund                        Investment Co ICVC      Custody Nominee
(Non-Beneficial)                       UK Tracker Fund         (UK) Limited
                                                               a/c 845315

AXA UK Investment Co ICVC   575,000    Trustees of AXA UK      HSBC Global
Distribution Fund                      Investment Co ICVC      Custody Nominee
(Non-Beneficial)                       Distribution Fund       (UK) Limited
                                                               a/c 845029

AXA UK Investment Co ICVC 2,200,000    Trustees of AXA UK      HSBC Global
UK Equity Income Fund                  Investment Co ICVC      Custody Nominee
(Non-Beneficial)                       UK Equity Income Fund   (UK) Limited
                                                               a/c 845017

AXA UK Investment Co ICVC 1,200,000    Trustees of AXA UK      HSBC Global
UK Growth Fund                         Investment Co ICVC      Custody Nominee
(Non-Beneficial)                       UK Growth Fund          (UK) Limited
                                                               a/c 845005

AXA World Funds II           45,000    Trustees of AXA World   Vidacos
UK Equities (formerly                  Funds II                Nominees London
UK Growth) Fund                        UK Equities (formerly
(Non-Beneficial)                       UK Growth) Fund

AXA World Funds II           25,000    Trustees of AXA World   Vidacos
Distribution Fund                      Funds II                Nominees London
(Non-Beneficial)                       Distribution Fund

AXA World Funds              40,000    (Registration details
British Equities Fund                  available upon request)
(Non-Beneficial)

AXA World Funds               8,750    (Registration details
UK Balanced                            available upon request)
(Non-Beneficial)

Sun Life Nominees Ltd        58,050    Trustees of the WABCO   HSBC Global
A/c 18                                 Automotive UK Pension   Custody Nominee
(Non-Beneficial)                       Scheme                  (UK) Limited
                                                               a/c 777086

Sun Life Nominees Ltd        33,510    Trustees of the Princes HSBC Global
A/c 20                                 Pension Scheme          Custody Nominee
(Non-Beneficial)                                               (UK) Limited
                                                               a/c 777094

Sun Life Nominees Ltd        83,450    Trustees of the Cobham  HSBC Global
A/c 29                                 Pension Plan            Custody Nominee
(Non-Beneficial)                                               (UK) Limited
                                                               a/c 777167

Sun Life Nominees Ltd         9,800    Trustees of the Princes HSBC Global
A/c 31                                 (1977) Pension Scheme   Custody Nominee
(Non-Beneficial)                                               (UK) Limited
                                                               a/c 785078

Sun Life Nominees Ltd        17,088    Eldridge Pope Pension   HSBC Global
A/c 32                                 Fund                    Custody Nominee
(Non-Beneficial)                                               (UK) Limited
                                                               a/c 873426

Sun Life Pensions            60,000    Sun Life Pensions       HSBC Global
Management Ltd                         Management Ltd          Custody Nominee
(Beneficial)                                                   (UK) Limited
                                                               a/c ?

Sun Life Pensions           988,193    Sun Life Pensions       HSBC Global
Management Ltd                         Management Ltd          Custody Nominee
(Beneficial)                                                   (UK) Limited
                                                               a/c 867815

Sun Life Pensions            13,600    Sun Life Pensions       HSBC Global
Management Ltd                         Management Ltd          Custody Nominee
(Beneficial)                                                   (UK) Limited
                                                               a/c 904009

Sun Life Pensions         1,420,000    Sun Life Pensions       HSBC Global
Management Ltd                         Management Ltd          Custody Nominee
A/c X                                                          (UK) Limited
(Beneficial)                                                   a/c 867396

Sun Life Pensions        1,021,419     Sun Life Pensions       HSBC Global
Management Ltd                         Management Ltd          Custody Nominee
A/c X                                                          (UK) Limited
(Beneficial)                                                   a/c 867530

Sun Life Pensions        4,026,000     Sun Life Pensions       HSBC Global
Management Ltd                         Management Ltd          Custody Nominee
A/c X                                                          (UK) Limited
(Beneficial)                                                   a/c 867372

Sun Life Pensions           43,494     Sun Life Pensions       HSBC Global
Management Ltd                         Management Ltd          Custody Nominee
A/c X                                                          (UK) Limited
(Beneficial)                                                   a/c 887553

Sun Life Pensions           45,562     Sun Life Pensions       HSBC Global
Management Ltd                         Management Ltd          Custody Nominee
A/c X                                                          (UK) Limited
(Beneficial)                                                   a/c 887565

Sun Life Pensions           48,820     Sun Life Pensions       HSBC Global
Management Ltd                         Management Ltd          Custody Nominee
A/c X                                                          (UK) Limited
(Beneficial)                                                   a/c 887577

Sun Life Pensions           47,862     Sun Life Pensions       HSBC Global
Management Ltd                         Management Ltd          Custody Nominee
A/c X                                                          (UK) Limited
(Beneficial)                                                   a/c 887589

Sun Life Pensions           44,502     Sun Life Pensions       HSBC Global
Management Ltd                         Management Ltd          Custody Nominee
A/c X                                                          (UK) Limited
(Beneficial)                                                   a/c 887590

Sun Life Pensions           35,810     Sun Life Pensions       HSBC Global
Management Ltd                         Management Ltd          Custody Nominee
A/c X                                                          (UK) Limited
(Beneficial)                                                   a/c 887607

Sun Life Pensions           32,600     Sun Life Pensions       HSBC Global
Management Ltd                         Management Ltd          Custody Nominee
A/c X                                                          (UK) Limited
(Beneficial)                                                   a/c 887619

Sun Life Assurance       1,822,242     Sun Life Assurance      HSBC Global
Society Plc                            Society Plc             Custody Nominee
(Beneficial)                                                   (UK) Limited
                                                               a/c 776934

Sun Life Unit Assurance  3,500,000     Sun Life Assurance Ltd  HSBC Global
Ltd                                                            Custody Nominee
A/c X                                                          (UK) Limited
(Beneficial)                                                   a/c 867116

Sun Life Unit Assurance    831,893     Sun Life Unit Assurance HSBC Global
Ltd                                    Ltd                     Custody Nominee
A/c X                                                          (UK) Limited
(Beneficial)                                                   a/c 867268

Sun Life Unit Assurance  1,450,735     Sun Life Unit Assurance HSBC Global
Ltd                                    Ltd                     Custody Nominee
A/c X                                                          (UK) Limited
(Beneficial)                                                   a/c 867050

Sun Life Pensions           30,700     Sun Life Pensions      Smith & Williamson
Management Ltd                         Management Ltd.        Nominees Ltd.
(Beneficial)                                                  a/c S66

Sun Life Pensions           65,530     Sun Life Pensions       BNY (OCS)
Management Ltd                         Management Ltd          Nominees Limited
(Beneficial)

Sun Life International     200,000     Sun Life International  Sun Life
(IOM) Ltd                              (IOM) Ltd               International
(Beneficial)                                                   a/c SL1 11

AXA Colonia Konzern         18,100     (Registration details
(Beneficial)                           available upon request)

AXA Belgium                 27,426     (Registration details
(Beneficial)                           available upon request)

AXA Insurance UK           350,000     AXA Free                Chase Nominees
(Beneficial)                                                   Ltd
                                                               A/C BTO1C

AXA Sun Life Plc         7,613,297     AXA Sun Life Plc        Axa Sun Life Plc
(fmly Axa Equity & Law                 (fmly AXA Equity & Law
Life Assurance Society Plc)            Life Assurance Society Plc)
(Beneficial)

AXA General Unit Trust     575,000     HSBC Global Custody     HSBC Global
(Non-Beneficial)                       (UK) Limited as         Custody Nominee
                                       Trustees of the Trust   (UK) Limited
                                                               a/c 880868

AXA UK Group Pension     1,218,180     AXA UK Group Pension    Chase Nominees
Scheme                                 Scheme                  Ltd
Equity Fund                            Equity Fund             a/c 00994
(Non-Beneficial)

AXA Financial Inc          189,911     Alliance Capital
(Non-Beneficial)                       Management LP - See note below


                                                Holding as % of Issued Capital

Total Beneficial Interest       23,737,785                   3.99
Total Non-Beneficial Interest    6,310,812                   1.06
                                ----------                  -----
                        Total   30,048,597                   5.05%
                                ==========                  =====


AXA FINANCIAL INCLUDES HOLDINGS FOR ALLIANCE CAPITAL MANAGEMENT LP
Alliance Capital Management LP ('Alliance Capital') is an investment advisor registered under the Investment Advisors Act of 1940. Alliance Capital provides investment advisory services to corporate employee benefit plans subject to the Employee Retirement Income Security Act of 1974 ("ERISA"), public employee retirement systems, investment companies and separate accounts registered under the Investment Company Act of 1940, foundations, endowment funds, tax-exempt organisations, and other institutional investors and individuals. Alliance Capital manages investment assets on behalf of its clients which confers upon it, among other things, the right to vote on behalf of its clients. Under the federal securities laws, the right to vote or make investment decisions with respect to a security (even if such right is constrained by fiduciary duties and does not carry with it any pecuniary interest in the securities) is enough to confer beneficial ownership on the security on a person. Any shares deemed beneficially owned by Alliance Capital were acquired solely for investment purposes in the ordinary course and not for the purpose or intent of influencing control over the issuer.

Exhibit No. 2
                               The Rank Group Plc

             Interim Results for the six months ended 30 June 2003





   -Earnings per share* of 7.3p (2002 - 7.6p); 3.8p after exceptionals (2002
    - 6.6p)

   -Profit before tax and exceptionals of GBP77.4m (2002 - GBP85.1m); GBP53.8m after exceptionals (2002 - GBP79.4m)

   -Gaming operating profit* up 14% to GBP55.7m (2002 - GBP49.0m), benefiting from acquisitions and growth in provincial casinos

   -Hard Rock operating profit of GBP13.3m (2002 - GBP14.8m) with further progress on brand development into hotels and casinos

   -Deluxe operating profit* of GBP26.4m (2002 - GBP31.4m) with a good performance in Film and further progress in repositioning the Media business

   -Net debt increased to GBP529.6m (2002 - GBP416.8m) following acquisitions and contract advances in Deluxe

   -Convertible preference shares expected to be redeemed as soon as practicable

   -Interim dividend increased by 5% to 4.6p

* before exceptional items



Commenting on the results, Mike Smith, Chief Executive, said:

"This has been a satisfactory first half for Rank. Whilst trading conditions have shown some weakness and volatility, particularly for Hard Rock, we have managed to deliver an acceptable result whilst continuing to position ourselves for longer term growth.

Overall, the pattern of current trading is similar to that experienced in the first half and the Group remains well placed to make good progress in the balance of 2003 and beyond. The deregulation of the UK gaming industry continues to gather momentum and we look forward to the publication of the draft legislation in the autumn. We continue to believe that the proposed changes to the structure of UK gaming, combined with our strong market position, will be a major source of value creation for our shareholders."



Enquiries:

The Rank Group                                     Tel: 020 7706 1111

Mike Smith, Chief Executive

Ian Dyson, Finance Director

Peter Reynolds, Director of Investor Relations



Press Enquiries:

The Maitland Consultancy                            Tel: 020 7379 5151

Angus Maitland

Suzanne Bartch


Analyst Meeting, webcast and conference call details:

Friday 5 September 2003

There will be an analyst meeting to be held at King Edward Hall, Merrill Lynch Financial Centre, 2 King Edward Street, London, EC1A 1HQ, starting at 9.30am. There will be a simultaneous webcast and conference call of the meeting.

To register for the live webcast, please pre-register for access by visiting the Group website, (www.rank.com). Details for the conference call are given below.

A copy of the webcast and slide presentation given at the meeting will be available on the Group's web-site later today. The webcast will be available for a period of six months.

Conference call details:

Friday 5 September 2003

9.20am Please call 0845 245 3471 (UK) or +44 (0) 1452 542 300 (international)
quoting The Rank Group

9.30 am Meeting starts



                            CHIEF EXECUTIVE'S REVIEW



This has been a satisfactory first half for Rank. Whilst trading conditions have shown some weakness and volatility, particularly for Hard Rock, we have managed to deliver an acceptable result whilst continuing to position ourselves for longer term growth.

Gaming

Once again the Gaming Division delivered a strong performance. Bingo remains robust and we balanced promotional costs and attendance against growing spend per head to give an outstanding net margin performance. The results in casinos also showed further improvement despite the partial closure of the Park Tower for refurbishment since the beginning of the year and the expected losses in the two new Hard Rock casinos.

Blue Square was successfully integrated with Rank's existing on-line activities and the promised annual cost savings of GBP5m have been achieved.

Hard Rock

Whilst Hard Rock is still suffering from a lack of tourism in major cities, which continues to undermine merchandise sales, there has been a steady improvement in food and beverage results, which continue to show positive year on year growth. This reflects a variety of sales and promotion initiatives, partly aimed at encouraging local customers and repeat business. Just as important, we are now seeing positive results from franchised and licensing activities, with earnings from hotels particularly good in this half year.

Deluxe

Deluxe had mixed results. The results for Film were again strong, being virtually the same as last year, despite absorbing the loss of the Universal contract announced in 2002. The mitigating factor was the positive impact of the recent investments in Image, ETS and Capital FX. The results for Media were weaker than in the first half of 2002, partly reflecting the move from VHS to lower margin DVD. Growth in distribution and digital services was a very positive development.

Cashflow and financing

Operating cash flow was positive after absorbing payments for Deluxe contract advances and capital expenditure across the Group. Acquisitions, principally Blue Square, contributed to an increase in net debt of GBP130m.

The Group completed a GBP336m private placement in the US during May 2003, securing long-term funding at attractive rates, and we intend to redeem all of the outstanding convertible preference shares as soon as practicable, following due consultation with the Group's major lenders.

Development

Development continues apace across the Group.

Within Gaming we continue to reap the benefits of both our investment in new facilities and the deregulation measures already granted. This particularly applies to casinos. The enlargement and refurbishment of the Park Tower casino was completed at the beginning of July and three more casino relocations are planned over the next six months. In UK Bingo, the club in York relocated in April and a further four clubs will also be relocated over the next 18 months.

We anticipate further improvement in the results of our international gaming operations. In Spain, we plan to add another site to the existing portfolio of nine bingo clubs by the year end. Regulatory changes in Belgium now mean that slot machines are permitted in casinos and we aim to have 100 machines operating in our two casinos by the end of 2003.

Whilst the initial integration of Blue Square and Rank.com was completed in the first half, the more important developments take place from October. By then, the systems will allow genuine cross-marketing between the two customer bases from a single customer account. This development will coincide with strong promotional activity which will include marketing to our existing 1.8 million casino and bingo customers.

There is still clear intent on behalf of the UK Government to introduce much needed reform of the Gaming laws and regulations. Whilst timing, and indeed the details of the deregulation, are still uncertain, we remain convinced that the essence of the changes represent a substantial opportunity for the Group. The investments already made, or planned, to improve our casino facilities, combined with the opportunities to use bingo premises for mixed gaming and the introduction of sports betting within the estate, all mean that we are uniquely placed to capitalise on deregulation as it occurs.

Within Hard Rock, three restaurants have opened as we complete this year the programme of building smaller units, principally in non-tourist locations. The model is based on smaller footprints with more flexible customer facilities and lower capital cost. These developments are also encouraging franchisees to seek similar opportunities within their territories.

The stated objective of moving the Hard Rock brand into activities other than restaurants is also bearing fruit. As already noted, results in the first half were helped by a contribution from existing hotel operations. In the first half of next year we will begin to gain contributions from the two Seminole Indian Nation hotel/casino developments. The recently announced joint venture with Sol Melia will accelerate further hotel development and a Hard Rock hotel will open in Chicago in the New Year as part of the joint venture. We have granted a licence for the development of a Hard Rock hotel/casino in Biloxi, Mississippi which, subject to local licensing and financing, will open in mid-2005.

In Deluxe Film, the objective of improving geographic reach was completed last year. In addition to the processing laboratory in Rome, during 2002 we acquired Image in Barcelona. This gives us a strong position from which not only to service our mainstream studio customers in Europe, but also to gain share in the independent distribution market - an objective we have now achieved. The joint venture with Atlab, where we are relocating and re-equipping the laboratory in Sydney, will enable us to be proactive in Asia/Australasia.

Investment in EFILM, ETS and Capital FX has extended our services beyond film processing and into related services.

We have completed our contract renewal programme in Film with all available contracts now secure until at least 2005, and the vast majority until 2006 or beyond. We announced the loss of the Universal film contract last year. We are also assuming the loss of an additional, albeit much smaller, international contract from the end of this year. This loss will not have a material impact on Deluxe Film's future performance. Continued volume growth from our existing contracts plus the benefits of independent volume, combined with other services, means that Deluxe Film is better placed for the future than ever before.

In Deluxe Media, we have continued to invest in DVD as market growth accelerates, particularly in North America. The venture with Ritek announced last year, which gave us a strong North American presence, has now been reinforced by the acquisition of Disctronics to give us strength in Europe. We have also continued to invest in distribution and added services including compression and authoring. Existing VHS contracts are secure and we now have three DVD contracts. A priority is to gain additional DVD contracted volume over the coming months.

Current trading and outlook

Overall, current trading is satisfactory and the pattern is similar to that seen in the first half. While bingo remains robust, there is some softness in the London casino market, but the Park Tower is achieving higher levels of both handle and admissions since the refurbishment was completed in July. Hard Rock food and beverage sales continue to improve but sales of merchandise remain below last year. Deluxe Film has been strong. In Media, we anticipate the normal seasonal increase in both DVD and VHS volumes in the second half.

We continue to believe that the development efforts made across the Group over the past two years give cause for optimism when assessing Group prospects for the medium and longer term.

Dividend

We are pleased to announce a 5% increase in the interim dividend, reflecting our confidence that the Group's long-term prospects remain strong.



SUMMARY OF RESULTS

                                      Turnover           Profit before
                                                       exceptional items*

                                    2003     2002       2003      2002

                                    GBPm     GBPm       GBPm      GBPm


Gaming**                           422.6     239.7      55.7      49.0

Hard Rock                          115.1     121.5      13.3      14.8

Deluxe                             324.3     306.5      26.4      31.4

US Holidays                         17.9      21.9      3.4       4.8

Central costs and other                -         -      (7.2)     (4.6)
                                  --------  --------  --------  --------

Continuing operations including    879.9     689.6      91.6      95.4
acquisitions                      ========  ========

Net income from associates and                           0.1       1.7
joint ventures

Managed businesses' interest                           (14.3)    (12.0)
                                                      --------  --------

Profit before tax and                                   77.4      85.1
exceptional items
Exceptional items                                      (23.6)     (5.7)
                                                      --------  --------

Profit before tax                                       53.8      79.4
                                                      ========  ========

Basic earnings per share before exceptional items       7.3p      7.6 p

Basic earnings per share                                3.8p      6.6p

Dividend per share                                      4.6p      4.4p


* after goodwill amortisation of GBP2.8m (Gaming - GBP1.4m, Deluxe GBP1.4m)

**2002 turnover has been restated following the acquisition of Blue Square (see
Note 1)

Group turnover was up 28%, including the impact of Blue Square, which added GBP149.4m. Turnover from continuing operations was up 6%, reflecting first time contributions from acquisitions made in 2002 and further progress in Gaming. These positive developments were diluted by adverse currency movements, lower VHS volumes in Deluxe Media, and the loss of the Universal contract in Deluxe Film.

Group operating profit was 4% below last year. The first time contributions from acquisitions made in 2002 and continued growth in Gaming were off-set by adverse currency movements and the anticipated decline in profits at Deluxe.

The managed businesses' interest charge was GBP2.3m higher than 2002 due to an increase in average net debt reflecting acquisitions and contract advances in Deluxe.

Group profit before tax and exceptional items was GBP77.4m, 9% below last year. Earnings per share, before exceptional items, was 7.3p, 4% below last year.



The Group has recorded a net exceptional charge in the first half of GBP23.6m comprising integration costs at Blue Square (GBP6.0m), restructuring costs in Deluxe Media (GBP12.2m), a provision of GBP9.4m in respect of certain long-standing legal matters in the US (previously disclosed as contingent liabilities), and a credit of GBP4.0m from the release of certain disposal provisions which are no longer required.

The following table sets out the divisional results and profit before tax after exceptional items.

                                                     Profit before tax

                                                       2003       2002

                                                       GBPm       GBPm


Gaming                                                 49.7       49.0

Hard Rock                                              13.3       14.8

Deluxe                                                 14.2       25.2

US Holidays                                             3.4        4.8

Central costs and other                               (16.6)      (4.6)
                                                     --------    -------

Continuing operations including acquisitions           64.0       89.2

Net income from associates and joint ventures           0.1        1.7

Non-operating items                                     4.0        0.5

Managed businesses' interest                          (14.3)     (12.0)

Profit before tax                                      53.8       79.4
                                                     ========    =======




GAMING

                                           Turnover            Operating
                                                                Profit*

                                    2003      2002      2003      2002

                                    GBPm      GBPm      GBPm      GBPm


Mecca Bingo

UK                                 119.2     118.5      36.7      35.3

Spain                               11.7       7.8       3.1       1.8
                                  --------  --------  --------  --------

                                   130.9     126.3      39.8      37.1

Grosvenor Casinos

UK                                  84.3      75.5      15.4      14.3

Belgium                              4.2       3.9      (0.1)     (0.1)
                                  --------  --------  --------  --------

                                    88.5      79.4      15.3      14.2

Rank Leisure Machine Services       24.0      24.6       1.1       1.0

Blue Square**                      179.2       9.4      (0.5)     (3.3)
                                  --------  --------  --------  --------

                                   422.6     239.7      55.7      49.0
                                  ========  ========  ========  ========



*before exceptional items
**2002 turnover has been restated following the acquisition of Blue
    Square (see Note 1)

Gaming had another good half year with operating profit up 14%. The revenue growth trends experienced in recent years have continued, with further steady growth at Mecca Bingo and strong growth at Grosvenor Casinos. Blue Square has been integrated effectively and has continued to develop since its acquisition in January 2003.



Mecca Bingo

                                  2003            2002          Change
                                                                   %

UK Bingo statistics

Admissions ('000s)              10,901          11,937            (8.7)

Spend per head (GBP)             10.93            9.93            10.1


Mecca UK continued to experience the well-established trend of steady revenue growth and increased profit margin. While attendance fell, Mecca's focus on higher yielding customers led to an increase in spend per head of 10% to GBP10.93. A key factor behind this increase was the continued growth in popularity of higher margin interval games, together with the benefit from the introduction of over 300 jackpot machines across the estate.

The split of revenue by activity is shown below.


Analysis of UK bingo turnover         2003          2002        Change
                                      GBPm          GBPm             %

Main stage bingo                      19.8          19.3           2.6

Interval games                        54.1          52.4           3.2

Gaming machines                       28.8          28.8             -

Food, beverage & other                16.5          18.0          (8.3)

                                    --------      --------      --------
Total                                119.2         118.5           0.6
                                    ========      ========      ========


The continued change in the revenue mix towards higher margin interval games, together with management's focus on controlling costs, resulted in a further improvement in operating margin to 30.8% (2002 - 29.8%). The club at York was relocated in April and is performing well and there are plans for a further four relocations over the next 18 months at Burton, Glasgow, Ellesmere Port and West Bromwich.

In Spain, the Group's nine bingo clubs performed well with operating profit benefiting from a GBP1.0m contribution from the three clubs acquired during 2002. Operating margins increased to 26.5% (2002 - 23.1%) and the Group continues to look for further opportunities in this market.

Grosvenor Casinos


                            Turnover                           Operating
                                                                profit
                     2003           2002           2003           2002
                     GBPm           GBPm           GBPm           GBPm

UK

London - upper        8.1            9.2            1.8            2.3

London - other       26.2           25.9            4.6            4.8

Provincial           45.6           40.4           13.7           11.4

Hard Rock             4.4              -           (0.8)             -

Overheads               -              -           (3.9)          (4.2)
                   --------       --------       --------       --------

                     84.3           75.5           15.4           14.3
                   ========       ========       ========       ========

Grosvenor Casinos in the UK had a solid half year with overall revenues up 12% and operating profit up 8%. The provincial casinos were very strong, but the London market was somewhat weaker than last year and, as expected, the two Hard Rock casinos recorded a loss of GBP0.8m.


                     Admissions     Handle per head (GBP)    Win %
                      ('000s)

                    2003     2002     2003     2002    2003    2002


UK

London - upper        21       24    2,017    2,088    19.2    18.0

London - other       300      321      487      447    16.9    16.8

Provincial         1,374    1,287      182      163    15.9    16.8


At London-upper, a good performance at the Clermont was undermined by the partial closure of the Park Tower where extensive building work to expand the gaming space by 40% was carried out. In the few weeks since relaunch at the beginning of July, the Park Tower has seen substantial increases in both attendance and handle. The three London-other casinos, the Victoria, the Gloucester and the Connoisseur, experienced lower levels of attendance in the first half, although an increase in handle per head resulted in revenue and operating profit being broadly in line with last year.

The provincial casinos enjoyed another excellent half, with continued strong growth in both attendance and handle per head. Turnover increased by 13%, despite a near one percentage point reduction in win margin, and operating profit was up by 20%. Growth has been driven by strong performances at each of the relocated casinos as well as from the new games introduced during 2002. Following the relocation of the Huddersfield casino in February 2003, a further three casinos, in Plymouth, Portsmouth and Cardiff, will be relocated over the next six months.

The two Hard Rock Casinos, which opened during the second half of 2002, are performing in line with our expectations and incurred a small loss in the first half. The London casino is enjoying weekly attendance levels in excess of 4,000 and is now profitable on a monthly basis. Despite being impacted by building work opposite its location, the Manchester casino is averaging more than 2,500 admissions per week, although a lower spend per head means that, like most "cold" licences, it will take longer to move into profit.

Rank Leisure Machine Services

Rank Leisure Machine Services' operating profit increased to GBP1.1m (2002 - GBP1.0m).

Blue Square

Blue Square was acquired at the end of January 2003. Since completion, the business has now been integrated with Rank Interactive Gaming to form one business. The GBP5m of annual operating synergies identified at the time of acquisition have been realised, resulting in an associated cost of GBP6m which has been treated as an exceptional item in these results.

The business has performed in line with our expectations and generated operating profit of GBP0.9m before goodwill amortisation of GBP1.4m, compared with a reported loss of GBP3.3m in 2002.

The on-line games offering will be relaunched in October 2003 as Meccagames.com, allowing existing customers to bet and play games using a single account. Meanwhile, HardRockCasino.com has been successfully relocated from the Isle of Man to Alderney in the Channel Islands.



HARD ROCK

                                     Turnover             Operating
                                                            Profit
                                    2003      2002      2003      2002
                                    GBPm      GBPm      GBPm      GBPm

Owned cafes                        109.1     115.2      12.5      15.8

Cafe franchise and other             3.0       3.3       2.8       3.3
income

Hotel franchise and other            2.0       1.9       4.5       1.4
income

Territory sales                      1.0       1.1       1.0       1.1

Advertising and promotion              -         -      (0.4)     (0.5)

Overheads                              -         -      (7.1)     (6.3)

                                   ------    ------    ------    -------
                                   115.1     121.5      13.3      14.8
                                  ========  ========  ========  ========

Further uncertainty in the international travel market during the first half resulted in a continuation of the difficult trading conditions experienced by Hard Rock over the last two years. This, together with adverse currency movements of GBP1.1m, meant that operating profit fell to GBP13.3m, down 10%. Despite a tough operating environment, the Group continues to make solid progress in extending the brand into non-restaurant activities, principally hotels and casinos.



Hard Rock like for like cafe sales %      Food and  Merchandise    Total
                                          Beverage

To 30 June 2003

North America                              2.6%        -10.3%    -2.7%

Europe                                     0.1%        -13.2%    -5.3%

Total                                      2.1%        -10.9%    -3.2%

Nine weeks to 31 August 2003               3.5%        -10.6%    -2.5%

Like for like sales in the owned cafes during the first half of 2003 were down 3.2%, representing a modest improvement from the position at the time of the trading statement in May 2003. There was continued success in increasing local customer traffic, with like for like food and beverage sales up 2.1% in the period. Reduced numbers of tourists however, meant that merchandise sales were down 10.9%. During the nine weeks to 31 August these trends have improved with food and beverage sales up by 3.5% and merchandise down by 10.6%.

Hotel franchise and other income benefited from further dividends from the Universal Rank Hotel Partnership which continues to perform well. Territory fees included contributions from the forthcoming Hard Rock casino development in Biloxi, Mississippi and the cafe planned for the new Foxwoods casino in Connecticut. Central overheads increased due to one-off redundancy costs of GBP1.1m associated with the restructuring announced at the beginning of 2003.

New cafes were opened during the first six months in Cologne, Lisbon and Choctaw, Mississippi taking the total number of owned cafes to 64, with Detroit and Cardiff expected to open in the second half. New franchised cafes are also expected to open in Sicily and Moscow over the coming months.

Extension of the Hard Rock brand into casino gaming and hotels has continued apace. Both of the developments on Seminole Indian Nation reservation land in Florida are well advanced, with Tampa already partly open, and both are on schedule to be fully open in early summer 2004. Following the deals with the Seminoles and Choctaws, the Group continues to seek further Indian Nation gaming opportunities. The new cafe planned for the Foxwoods Resort Casino in Connecticut, the largest resort casino in the world, is expected to open in 2004. Elsewhere, Hard Rock has reached agreement to license the brand for a new casino and hotel development in Biloxi, Mississippi, where the developers of the complex are currently seeking the necessary planning approvals and finalising the financing arrangements for the project.

The hotel joint venture with Sol Melia, announced earlier this year, has already identified a number of potential properties in the US and Europe to add to the 381 room Hard Rock Hotel in Chicago, which is due to open in early 2004.



DELUXE


                                           Turnover            Operating
                                                                Profit*

                                    2003      2002      2003      2002

                                    GBPm      GBPm      GBPm      GBPm

Film Services                      180.1     179.3      29.7      29.5

Media Services                     144.2     127.2      (3.3)      1.9
                                  --------  --------  --------  --------

                                   324.3     306.5      26.4      31.4
                                  ========  ========  ========  ========



Associate investments / joint                            0.1       0.8
ventures                                              --------  --------

Total Deluxe contribution                               26.5      32.2
                                                      ========  ========

*before exceptional items

As expected at the time of the preliminary results, while acquisitions and cost savings in Film were able to off-set the impact of the loss of the Universal contract, the continued decline in VHS and the on-going transition towards DVD in Media resulted in an overall decline in operating profit at Deluxe. After a GBP2.2m negative impact from currency movements, operating profit in the half was GBP26.4m, down 16%.

Film Services


                            Turnover                           Operating
                                                                Profit*
                        2003          2002          2003          2002
                        GBPm          GBPm          GBPm          GBPm

Film Laboratories      168.9         179.3          25.9          29.5

Other Services          11.2             -           3.8             -
                      --------      --------      --------      --------

                       180.1         179.3          29.7          29.5
                      ========      ========      ========      ========

*before exceptional items

Turnover from Film Laboratories (comprising laboratories in Hollywood, Toronto, London, Rome and Barcelona) was down 6% and operating profit was down 12%, reflecting the loss of the Universal contract and adverse currency movements, mitigated to some extent by a first time contribution from the Image laboratory in Barcelona. Total footage at 2.2bn feet was only slightly below last year (2.3bn ft), with major titles such as X2: X-Men United, Anger Management and Charlie's Angels 2. Since the half year, volumes have been very strong and the outlook for the year remains positive with a number of major titles for the second half including S.W.A.T., Peter Pan and Lord of the Rings - The Return of the King.

Of the two film contracts due to expire in 2003, the larger one has been renewed but the other, which represented 6% of total footage in 2002, is not expected to be renewed and is due to expire before the end of 2003. The loss of this contract is not expected to have a material impact on Deluxe Film's future performance. All other major studio customers are now contracted until at least 2005, with all but one contracted until 2006 or beyond.

Other Services comprise the results of both ETS and Capital FX. Both businesses have performed in line with expectations.

Media Services

The Group has made good progress in repositioning the Media Services business for the future, by transforming it into a major player in the fast growing DVD market. This process has accelerated since the half year with the announcement of the acquisition of Disctronics, one of the largest independent DVD and CD manufacturers in Europe, and the gain of a contract with Universal for 20% of its worldwide DVD production. Whilst the reorientation of the business is now largely complete, the transition from VHS to DVD has, as expected, resulted in lower profits in the first half.


                            Turnover                           Operating
                                                                Profit*
                           2003         2002         2003         2002
                           GBPm         GBPm         GBPm         GBPm

Video duplication          55.1         80.2         (3.2)         3.5

DVD replication            33.9          8.8         (5.2)        (1.2)

Distribution services      44.7         36.2          2.5            -

Digital services           10.5          2.0          2.6         (0.4)
                         --------     --------     --------     --------

                          144.2        127.2         (3.3)         1.9
                         ========     ========     ========     ========

* before exceptional items

VHS volumes declined by over 23% to 77m units, resulting in a loss of GBP3.2m. DVD volumes have benefited from the Ritek acquisition in August 2002, with a total of 48m units produced in the half (2002 - 4m). The highly seasonal nature of the replication business and its relatively high fixed cost base (in particular prior to the closure of the Carson facility in California), coupled with the additional costs associated with commissioning new DVD equipment in Arkansas, resulted in a loss of GBP5.2m in the half.

Distribution has continued to make good progress with Deluxe's state-of-the-art logistics management and systems ensuring on-time delivery to the customer. Total volumes increased by 8% and operating profit increased to GBP2.5m. Digital Services benefited from the contracts secured in 2002 and from a particularly strong performance from the compression and authoring business.

DVD replication volumes are expected to grow strongly in the second half and into next year, reflecting continued market growth and the recent acquisition of Disctronics. However, as stated at the time of the preliminary announcement of results in February 2003, the decline in VHS duplication is expected to continue and the relative margins are such that overall profit for Media Services is expected to decline in 2003.

US Holidays

US Holidays' operating profit was GBP3.4m (2002 - GBP4.8m). The business generated net cash of GBP6.9m (2002 - GBP8.0m).

Central costs and other



                                              2003                2002
                                              GBPm                GBPm

Central costs*                                (7.3)               (6.3)

Other income                                   0.1                 1.7
                                            --------            --------
                                              (7.2)               (4.6)
                                            ========            ========


*before exceptional items

Central costs and other increased during the first half due largely to higher insurance costs and the reduction in other income.

Associates and joint ventures


                                                      2003       2002

                                                      GBPm       GBPm

British Land                                             -        0.9

Deluxe associate investments and joint veture          0.1        0.8
                                                    --------   --------
                                                       0.1        1.7
                                                    ========   ========

Associate investments principally include the 20% interest in EFILM and the 50% joint venture with Atlab in Australia. The contribution in 2002 included the 50% interest in ETS which became a wholly-owned subsidiary at the year end.

Managed businesses' interest


                                                    2003         2002

                                                    GBPm         GBPm


Interest payable and other charges                  19.2         16.6

Interest receivable                                 (4.9)        (4.6)
                                                  --------     --------
                                                    14.3         12.0
                                                  ========     ========

Average interest rate                                5.1%         5.6%


Managed businesses' interest and other charges was GBP14.3m, an increase of GBP2.3m from the prior year. This reflects higher debt levels following the acquisition of Blue Square, the payment of deferred consideration for prior year acquisitions, and contract advances in Deluxe.

Taxation

The effective tax rate, before exceptional items, is 30.3% (2002 - 34.1%) and the current tax rate is 16.3% (2002 15.5%).

Dividend

An interim dividend of 4.6p per Ordinary share will be paid on 17 October 2003 to those shareholders on the register on 19 September 2003.

Exchange rates

The net translation effect of changes in average exchange rates between 2002 and 2003 was to decrease turnover by GBP26.5m, profit before tax and exceptional items by GBP3.4m, and profit after tax (but before exceptional items) by GBP2.8m. The average rates and the impact on divisional results are shown below.


                                     Average       Impact on H1 2003
                                  exchange rate
                                   2003    2002    Turnover    Operating
                                                                profit
                                                       GBPm       GBPm

US dollar                          1.61    1.45       (30.3)      (4.2)

Canadian dollar                    2.39    2.28        (2.5)      (0.1)

Euro                               1.46    1.58         6.3        0.8
                                                     --------  ---------

                                                      (26.5)      (3.5)

Gaming                                                  1.2        0.2

Hard Rock                                              (8.3)      (1.1)

Deluxe                                                (17.4)      (2.2)

US Holidays                                            (2.0)      (0.4)
                                                     --------  ---------

                                                      (26.5)      (3.5)

Interest                                                           0.1

                                                                --------
Net impact on profit before tax                                   (3.4)
                                                               =========



Exceptional items
                                                                  GBPm

Exceptional items within operating profit

Deluxe Media Services restructuring                              (12.2)

Blue Square restructuring                                         (6.0)

Legal provisions                                                  (9.4)
                                                                --------

                                                                 (27.6)

Non-operating exceptional items

Release of disposal provisions                                     4.0
                                                                 -------
                                                                 (23.6)
                                                                ========


Deluxe Media Services has made significant progress in repositioning its business for the future, in particular managing the transition from VHS to DVD. In North America, the key element of this transition involves the gradual relocation of DVD replication capacity from California to replace existing VHS capacity in Arkansas. This relocation programme is well underway and as a consequence, the DVD plant in Carson, California has been closed. This gave rise to an exceptional charge of GBP12.2m comprising redundancy costs of GBP2.3m, asset write-offs of GBP6.0m and property related costs of GBP3.9m.

Blue Square was acquired for GBP65m in January 2003. The business was integrated with Rank Interactive Gaming, generating GBP5m of annualised operating cost savings. The cost of achieving these savings was GBP6m and this has been included as an exceptional charge in these results. The charge includes redundancy costs of GBP3.4m and asset write-offs of GBP2.6m.

As previously described in the contingent liabilities note to the Group accounts, the Group has been subject to a number of legal actions in the US, including class action suits. Since 30 June 2003, one of these actions has been settled and progress has been made on other actions, such that the Directors are now in a position to make a reasonable estimate of the possible liabilities associated with these actions. Accordingly, a provision of GBP9.4m has been included as an exceptional item in the results. Additional information required to be disclosed by FRS 12 "Provisions, Contingent Liabilities and Contingent Assets" is not disclosed on the grounds that it can be expected to prejudice the outcome of the outstanding actions concerned.

During the course of 1999 and 2000, the Group made disposals totalling approximately GBP1.4 billion. Various provisions which were made at the time of the disposals are now no longer deemed to be necessary, resulting in a write-back of GBP4.0m.

Cash flow


                                                      2003        2002

                                                      GBPm        GBPm


Cash flow from operating activities

Before Deluxe contract advances                      132.7       122.3

Deluxe contract advances, net of repayments          (54.2)     (146.8)
                                                    --------    --------

                                                      78.5       (24.5)

Capital expenditure                                  (48.2)      (51.4)

Fixed asset disposals                                  1.3        18.3
                                                    --------    --------

Operating cash flow                                   31.6       (57.6)

Acquisitions and investments*                        (89.7)      (19.3)

Disposals                                                -       (11.9)
                                                    --------    --------

                                                     (58.1)      (88.8)

Interest, tax and dividend payments                  (85.8)      (90.7)
                                                    --------    --------

                                                    (143.9)     (179.5)

Issue of Blue Square convertible loan stock           65.0           -
                                                    --------    --------

Cash outflow                                         (78.9)     (179.5)
                                                    ========    ========


* including GBP65m of Blue Square debt

Cash inflow from operating activities, before taking account of Deluxe contract advances, net of repayments, was GBP10.4m higher than 2002. This is largely due to improvements in working capital.

The net outflow of GBP54.2m in respect of contract advances reflects the renewal of a major studio film contract until 2008 and amounts associated with the new DVD and VHS contract with Universal.

Capital expenditure was GBP48.2m and is analysed below:


                                            2003                  2002

                                            GBPm                  GBPm


Gaming                                      24.1                  19.9

Hard Rock                                    6.2                  15.6

Deluxe                                      17.3                  15.3

US Holidays                                  0.6                   0.6
                                          --------              --------

                                            48.2                  51.4
                                          ========              ========

Acquisitions and investments comprise:

                                                                  GBPm

Deluxe

Ritek - deferred consideration                                     9.2

ETS                                                                7.0

Other                                                              3.3

Gaming

Spanish bingo - deferred consideration                             1.6

Blue Square                                                       64.3

Hard Rock

Hard Rock Hotel, Chicago                                           1.9

Investment in Rank Group shares                                    2.4
                                                                --------

                                                                  89.7
                                                                ========


The investment in The Rank Group Plc Ordinary shares was made in connection with the Group's long term incentive plan.

Net debt

Net debt at 30 June 2003 was GBP529.6m compared to GBP416.8m last year and GBP399.1m as at 31 December 2002. Exchange movements reduced net debt by GBP12.4m reflecting the Group's relatively high proportion of US dollar debt. Net debt as a percentage of shareholders' funds was 71% (30 June 2002 - 57%, 31 December 2002 - 53%).

Convertible Preference Shares

Since 30 June 2003, the Company has had the right to redeem at GBP1 per share, subject to 14 days' notice being given, any or all of the outstanding 227.5m convertible preference shares in the capital of the Company. The Company intends to redeem all of the convertible preference shares as soon as practicable following due consultation with the Group's major lenders and expects that the proposed redemption will be completed before the year end. Notice of the redemption will be given to convertible preference shareholders in accordance with the Company's articles of association.

GROUP PROFIT AND LOSS ACCOUNT (unaudited)


                                                                  2003

                                      Before    Exceptional      Total
                                 Exceptional          Items
                                       Items
                                        GBPm           GBPm       GBPm
                                    ----------     ----------  ---------

Turnover (Note 1,2)

Continuing operations                  730.1              -      730.1

Acquisitions                           149.8              -      149.8
                                    ----------     ----------  ---------

                                       879.9              -      879.9
                                    ----------     ----------  ---------

Operating profit (loss) (Note
2)

Continuing operations                   91.7           (27.6)     64.1

Acquisitions                            (0.1)             -      (0.1)
                                    ----------     ----------  ---------

                                        91.6          (27.6)      64.0

Share of operating profit in             0.3              -        0.3
associates and joint ventures       ----------     ----------  ---------

                                        91.9          (27.6)      64.3

Non-operating items (Note 3)               -            4.0        4.0

Profit (loss) before interest           91.9          (23.6)      68.3

Interest:

Managed businesses                     (14.3)             -      (14.3)

Associates and joint ventures           (0.2)             -       (0.2)
                                    ----------     ----------  ---------

                                       (14.5)             -      (14.5)

Profit (loss) before tax                77.4          (23.6)      53.8

Tax (Note 4)                           (23.4)           0.7      (22.7)
                                    ----------     ----------  ---------

Profit (loss) after tax                 54.0          (22.9)      31.1

Equity minority interests               (0.1)           1.8        1.7

Preference dividends                   (10.5)             -      (10.5)
                                    ----------     ----------  ---------

Earnings (loss)                         43.4          (21.1)      22.3

Basic earnings (loss) per
   Ordinary share (Note 5)              7.3p          (3.5)p      3.8p

Diluted earnings (loss) per
  Ordinary share (Note 5)               7.3p          (3.6)p      3.7p

Net dividend per Ordinary
      share                                                       4.6p



                                                                  2002
                                                           (as restated)
                                      Before    Exceptional      Total
                                 Exceptional          Items
                                       Items
                                        GBPm           GBPm       GBPm
                                    ----------     ----------  ---------
Turnover (Note 1,2)

Continuing operations                  689.6              -      689.6

Acquisitions                               -              -          -
                                    ----------     ----------  ---------

                                       689.6              -      689.6
                                    ----------     ----------  ---------

Operating profit (loss) (Note
2)

Continuing operations                   95.4          (6.2)       89.2

Acquisitions                             -              -           -
                                    ----------     ----------  ---------

                                        95.4           (6.2)      89.2

Share of operating profit in
associates and joint ventures            2.9              -        2.9
                                     ----------     ----------  ---------

                                        98.3           (6.2)      92.1

Non-operating items (Note 3)               -            0.5        0.5
                                       ---------     --------   ---------

Profit (loss) before interest           98.3           (5.7)      92.6

Interest:

Managed businesses                     (12.0)             -      (12.0)

Associates and joint ventures           (1.2)             -       (1.2)
                                    ----------     ----------  ---------

                                       (13.2)             -      (13.2)

Profit (loss) before tax                85.1           (5.7)      79.4

Tax (Note 4)                           (29.0)             -      (29.0)
                                    ----------     ----------  ---------

Profit (loss) after tax                 56.1           (5.7)      50.4

Equity minority interests               (1.0)             -       (1.0)

Preference dividends                   (10.5)             -      (10.5)
                                    ----------     ----------  ---------

Earnings (loss)                         44.6           (5.7)      38.9

Basic earnings (loss) per
     Ordinary share (Note 5)            7.6p          (1.0)p      6.6p

Diluted earnings (loss) per
      Ordinary share (Note 5)           7.5p          (1.0)p      6.5p

Net dividend per Ordinary
     share                                                        4.4p





GROUP PROFIT AND LOSS ACCOUNT (unaudited)


                             6 months to      (restated)    (restated)
                                 30.6.03    6 months to        Year to
                                              30.6.02       31.12.02
                                    GBPm         GBPm           GBPm

Turnover (Note 1,2)
Continuing operations              730.1          689.6        1,508.5
Acquisitions                       149.8              -              -
                                 ---------      ---------      ---------

                                   879.9          689.6        1,508.5
                                 ---------      ---------      ---------

Operating profit (loss)
(Note 2)

Continuing operations               91.7           95.4          219.6

Acquisitions                        (0.1)             -              -
                                 ---------      ---------      ---------

                                    91.6           95.4          219.6

Exceptional items within           (27.6)          (6.2)          (6.2)
operating profit



Non-operating items (Note            4.0            0.5            5.9
3)

Share of operating profit
in associates and joint
ventures                             0.3            2.9            4.8
                                   ---------      ---------      ---------

Profit before interest              68.3           92.6          224.1

Interest:

Managed businesses                 (14.3)         (12.0)         (22.6)

Associates and joint                (0.2)          (1.2)          (3.5)
ventures                         ---------      ---------      ---------

Profit before tax                   53.8           79.4          198.0
                                 ---------      ---------      ---------

Profit before tax and               77.4           85.1          200.3
exceptional items                ---------      ---------      ---------

Tax (Note 4)                       (22.7)         (29.0)         (59.2)
                                 ---------      ---------      ---------

Profit after tax                    31.1           50.4          138.8

Equity minority interests            1.7           (1.0)          (2.1)

Preference dividends               (10.5)         (10.5)         (21.0)
                                 ---------      ---------      ---------

Earnings                            22.3           38.9          115.7
                                 =========      =========      =========

Earnings before exceptional         43.4           44.6          117.4
items                            ---------      ---------      ---------

Basic earnings per Ordinary          3.8p           6.6p          19.6p
share

- before exceptional items           7.3p           7.6p          19.9p
(Note 5)

Diluted earnings per                 3.7p           6.5p          19.5p
Ordinary share

- before exceptional items           7.3p           7.5p          19.8p
(Note 5)

Net dividend per Ordinary            4.6p           4.4p          13.2p
share



GROUP BALANCE SHEET (unaudited)




                                    As at 30.6.03  As at 30.6.02 As at 31.12.02
                                        GBPm         GBPm              GBPm

Fixed assets

Intangible assets                        116.0         5.4              52.3

Tangible assets                          789.0       739.2             780.7

Investments                               64.4        71.6              67.4
                                      ----------  ----------         ----------

                                         969.4       816.2             900.4
                                      ----------  ----------         ----------
Current assets

Stocks                                    83.6        73.3              74.4

Debtors (including amounts falling       683.0       698.2             731.5
due after one year)

Investments                               28.2        24.8              24.0

Cash and deposits                        162.8        97.1              83.2
                                      ----------  ----------        ----------

                                         957.6       893.4             913.1

Creditors (amounts falling due
within one year)

Loan capital and borrowings              (70.8)      (13.8)            (38.8)

Other                                   (351.3)     (330.9)           (403.5)
                                      ----------  ----------        ----------

                                        (422.1)     (344.7)           (442.3)

Net current assets                       535.5       548.7             470.8
                                      ----------  ----------        ----------

Total assets, less current             1,504.9     1,364.9           1,371.2
liabilities

Creditors (amounts falling due after
more than one year)

Loan capital and borrowings             (649.8)     (524.9)          (467.5)

Other creditors and provisions           (92.3)      (89.6)          (135.0)
                                      ----------  ----------        ----------

                                         762.8       750.4            768.7
                                      ==========  ==========        ==========

Capital and reserves

Called up share capital                  104.7       104.7            104.8

Share premium account                     15.2        12.0             13.6

Other reserves                           626.2       619.6            630.2
                                      ----------  ----------       ----------

Shareholders' funds                      746.1       736.3            748.6
---------------------------           ----------  ----------        ----------

Equity interests                         518.6       510.8            522.0

Non-equity interests                     227.5       225.5            226.6
---------------------------           ----------  ----------       ----------

Equity minority interests                 16.7        14.1             20.1
                                      ----------  ----------       ----------

                                         762.8       750.4            768.7
                                      ==========  ==========        ==========




GROUP CASH FLOW (unaudited)

                                       6 months to  6 months to Year to
                                         30.6.03     30.6.02    31.12.02
                                          GBPm          GBPm       GBPm

Net cash inflow/(outflow) from              78.5      (24.5)     107.3
operating activities (Note 6)

Returns on investment and servicing of
finance                                  ---------  ---------  ---------

Interest (net)                              (7.0)     (15.7)     (23.1)

Dividends paid to Preference               (10.5)     (10.8)     (20.9)
shareholders and minorities              ---------  ---------  ---------

                                           (17.5)     (26.5)     (44.0)

Tax paid (net)                             (16.2)     (14.6)     (27.1)

Capital expenditure and financial
investment                               ---------  ---------  ---------

Purchase of tangible fixed assets          (48.2)     (51.4)    (117.9)

Purchase of investments                     (2.4)      (7.5)     (13.7)

Sale of fixed assets and assets held         1.3       18.3       34.8
for disposal                             ---------  ---------  ---------

                                           (49.3)     (40.6)     (96.8)

Acquisitions and disposals
                                         ---------  ---------  ---------

Purchase of businesses                     (23.7)     (13.0)     (38.7)

Net cash acquired                            1.4        1.2        3.4

Sale of businesses and investments             -      (11.9)       5.1

Investments in associates and joint            -          -       (8.5)
ventures                                 ---------  ---------  ---------

                                           (22.3)     (23.7)     (38.7)

Ordinary dividends paid                    (52.1)     (49.6)     (75.8)
                                         --------    -------     ------

Cash outflow before use of liquid
resources and financing                    (78.9)    (179.5)    (175.1)
                                         =========  =========  =========

Movements in net debt

Cash outflow before use of liquid          (78.9)    (179.5)    (175.1)
resources and financing

Borrowing and lease obligations                -          -      (10.9)
acquired with subsidiaries


Issue of Ordinary share capital              1.6        3.6        5.2

Increase in finance leases                  (0.5)      (0.4)      (0.5)

Blue Square convertible loan stock         (65.0)         -          -

Net increase in loans and borrowings           -          -        0.5

Gain on bond purchase                          -          -        1.0

Foreign exchange differences                12.3        7.6       28.8
                                         ---------  ---------  ---------

Increase in net debt                      (130.5)    (168.7)    (151.0)

Net debt at beginning of period           (399.1)    (248.1)    (248.1)
                                         ---------  ---------  ---------

Net debt at end of period                 (529.6)    (416.8)    (399.1)
                                         =========  =========  =========



GROUP RECOGNISED GAINS AND LOSSES

                                       6 months to 6 months to Year to
                                         30.6.03    30.6.02    31.12.02
                                          GBPm       GBPm       GBPm

Profit for the financial period             32.8       49.4      136.7

Currency translation differences on         (0.3)      (9.3)     (26.5)
foreign currency net investments

Tax on exchange adjustments offset in          -          -       (0.5)
reserves                                 ---------  ---------  ---------

Total recognised gains and losses for       32.5       40.1      109.7
period

Prior year adjustment

Deferred tax asset - FRS 19                    -      144.5      144.5
                                         ---------  ---------  ---------

Total recognised gains and losses since     32.5      184.6      254.2
last report                              =========  =========  =========





MOVEMENTS IN GROUP SHAREHOLDERS' FUNDS



                                        6 months to  6 months to Year to
                                          30.6.03     30.6.02    31.12.02
                                           GBPm        GBPm       GBPm

Profit for the financial period             32.8       49.4      136.7

Dividends payable                          (36.6)     (35.4)     (97.0)

Other recognised gains and losses (net)     (0.3)      (9.3)     (27.0)

New share capital subscribed                 1.6        3.6        5.3

Goodwill realised on disposal of               -          -        2.6
subsidiaries

Amounts deducted in respect of shares          -       (0.7)      (0.7)
issued to the QUEST                      ---------  ---------  ---------

Net movement in shareholders' funds         (2.5)       7.6       19.9
                                          --------   --------   ---------
Opening shareholders' funds as             748.6      584.2      584.2
previously stated

Prior year adjustment

Deferred tax asset - FRS 19                    -      144.5      144.5
                                         ---------  ---------  ---------

Opening shareholders' funds as             748.6      728.7      728.7
restated                                 =========  =========  =========

Closing shareholders' funds                746.1      736.3      748.6
                                         =========  =========  =========

NOTES TO THE INTERIM FINANCIAL STATEMENTS (unaudited)



1. Accounting policies

The interim financial statements have been prepared on the basis of the accounting policies set out in the Group's statutory financial statements for the year ended 31 December 2002, with the exception of the change detailed below.

The Group has amended its interactive gaming revenue recognition policy to show gross turnover (stakes) rather than gross win, reflecting current industry standards. The change increases turnover for the 6 months ended 30 June 2002 by GBP8.7m and by GBP43.9m for the year ended 31 December 2002. There is no impact on operating profit.

2. Segmental analysis by geographical area of origin


                                        6 months to  6 months to  Year to
                                          30.6.03      30.6.02    31.12.02
                                           GBPm         GBPm        GBPm


Turnover

United Kingdom                             462.4      282.6      630.3

North America                              329.5      334.6      707.6

Rest of the world                           88.0       72.4      170.6
                                         ---------  ---------  ---------

                                           879.9      689.6    1,508.5
                                         =========  =========  =========

Operating profit before exceptional
items

United Kingdom                              41.4       43.0      100.5

North America                               38.7       45.2       98.2

Rest of the world                           11.5        7.2       20.9
                                         ---------  ---------  ---------

                                            91.6       95.4      219.6
                                         =========  =========  =========



3. Non-operating items

Non-operating items comprise:


                                         6 months to  6 months to  Year to
                                           30.6.03     30.6.02     31.12.02
                                            GBPm         GBPm       GBPm

Non-operating items:

Profit on disposal of discontinued           4.0          -          -
operations

Profit (loss) (including provision for         -        1.5       (0.8)
loss) on disposal of continuing operations

Net loss on disposal of fixed assets in        -       (1.0)      (1.0)
joint ventures - discontinued

Profit on disposal of interest in              -          -        7.7
discontinued joint venture
                                         ---------  ---------  ---------

Non-operating items before interest and      4.0        0.5        5.9
tax                                      =========  =========  =========


4. Tax charge

The tax charge may be analysed as follows:


                                    6 months to 6 months to      Year to
                                       30.6.03    30.6.02        31.12.02
                                       GBPm         GBPm           GBPm

Rank subsidiaries                     23.3          28.3          58.4

Associates and joint ventures          0.1           0.7           1.4
                                   ---------     ---------     ---------

                                      23.4          29.0          59.8

Exceptional tax credit                (0.7)            -          (0.6)
                                   =========     =========     =========


Taxation has been provided at an estimated effective rate of 30.3% (2002 34.1%), before exceptional items.


5. Weighted average number of shares

The weighted average number of shares used in the calculation of basic earnings per share is 592.4m (2002 first half: 590.3m, full year: 589.2m). For diluted earnings per share the weighted average number of shares used in the calculation is 595.3m (2002 first half: 593.9m, full year: 592.4m)



6. Reconciliation of operating profit to cash flow


                                        6 months to 6 months to  Year to
                                         30.6.03    30.6.02     31.12.02
                                           GBPm       GBPm        GBPm


Operating profit                            64.0       89.2      213.4

Exceptional operating costs charged         27.6        6.2        6.2

Cash payments in respect of exceptional    (12.7)      (9.3)     (15.8)
costs and provisions

Depreciation and amortisation               45.0       38.3       80.6

Contract advance payments, net of          (54.2)    (146.8)    (135.0)
repayments

Decrease/(increase) in working               4.8       (1.5)     (38.1)
capital

Other items                                  4.0       (0.6)      (4.0)
                                         --------    -------    --------
Net cash inflow/(outflow) from              78.5      (24.5)      107.3
operating activities
                                         =========  =========  =========



7. Exchange rates
The US$/GBP exchange rates for the relevant accounting periods are:

US$/GBP


                               6 months to     6 months to      Year to
                                 30.6.03         30.6.02        31.12.02
                                   GBPm           GBPm             GBPm

Average                           1.61           1.45             1.51

Period-end                        1.66           1.52             1.61


Independent review report to The Rank Group Plc

Introduction

We have been instructed by the Company to review the financial information which comprises the profit and loss account, the balance sheet, the cash flow statement, the statement of recognised gains and losses, the statement of movements in shareholders' funds and the related notes. We have read the other information contained in the interim report and considered whether it contains any apparent misstatements or material inconsistencies with the financial information.

Directors' responsibilities

The interim report, including the financial information contained therein, is the responsibility of, and has been approved by, the Directors. The Directors are responsible for preparing the interim report in accordance with the Listing Rules of the Financial Services Authority which require that the accounting policies and presentation applied to the interim figures should be consistent with those applied in preparing the preceding annual accounts except where any changes, and the reasons for them, are disclosed.

Review work performed

We conducted our review in accordance with guidance contained in Bulletin 1999/4 issued by the Auditing Practices Board for use in the United Kingdom. A review consists principally of making enquiries of group management and applying analytical procedures to the financial information and underlying financial data and, based thereon, assessing whether the accounting policies and presentation have been consistently applied unless otherwise disclosed. A review excludes audit procedures such as tests of controls and verification of assets, liabilities and transactions. It is substantially less in scope than an audit performed in accordance with United Kingdom Auditing Standards and therefore provides a lower level of assurance than an audit. Accordingly we do not express an audit opinion on the financial information. This report, including the conclusion, has been prepared for, and only for, the Company for the purpose of the Listing Rules of the Financial Services Authority and for no other purpose. We do not, in producing this report, accept or assume responsibility for any other purpose or to any other person to whom this report is shown or into whose hands it may come save where expressly agreed by our prior consent in writing.

Review conclusion

On the basis of our review we are not aware of any material modifications that should be made to the financial information as presented for the six months ended 30 June 2003.

PricewaterhouseCoopers LLP

Chartered Accountants

London

5 September 2003

Exhibit No. 3

                                  SCHEDULE 10

                   NOTIFICATION OF MAJOR INTERESTS IN SHARES

1. Name of company
The Rank Group Plc

2. Name of shareholder having a major interest
Legal & General Group Plc

3. Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18
Notifiable interest of company in (2) above

4. Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them

HSBC Global Custody Nominee (UK) Ltd A/c 914945 - 219,588 shares

HSBC Global Custody Nominee (UK) Ltd A/c 357206 - 340,205 shares

HSBC Global Custody Nominee (UK) Ltd A/c 886603 - 2,900,000 shares

HSBC Global Custody Nominee (UK) Ltd A/c 775245 - 2,655,123 shares

HSBC Global Custody Nominee (UK) Ltd A/c 130007 - 160,000 shares

HSBC Global Custody Nominee (UK) Ltd A/c 357206 - 14,796,564 shares

HSBC Global Custody Nominee (UK) Ltd A/c 866197 - 78,077 shares

HSBC Global Custody Nominee (UK) Ltd A/c 904332 - 50,800 shares

HSBC Global Custody Nominee (UK) Ltd A/c 916681 - 31,000 shares

HSBC Global Custody Nominee (UK) Ltd A/c 754612 - 810,024 shares

HSBC Global Custody Nominee (UK) Ltd A/c 361602 - 20,000 shares

HSBC Global Custody Nominee (UK) Ltd A/c 282605 - 1,225,000 shares

HSBC Global Custody Nominee (UK) Ltd A/c 360509 - 678,986 shares

HSBC Global Custody Nominee (UK) Ltd A/c 766793 - 54,862 shares

HSBC Global Custody Nominee (UK) Ltd A/c 924434 - 22,113 shares

5. Number of shares / amount of stock acquired


6. Percentage of issued class


7. Number of shares / amount of stock disposed


8. Percentage of issued class


9. Class of security
Ordinary 10p Share

10. Date of transaction
2 September 2003

11. Date Company informed
5 September 2003

12. Total holding following this notification
24,042,342

13. Total percentage holding of issued class following this notification
4.04%

14. Any additional information


15. Name of contact and telephone number for queries
Clare Duffill - 020 7535 8133

16. Name and signature of authorised company official responsible for making this notification
Clare Duffill

Date of notification
5 September 2003

The FSA does not give any express or implied warranty as to the accuracy of this document or material and does not accept any liability for error or omission. The FSA is not liable for any damages (including, without limitation, damages for loss of business or loss of profits) arising in contract, tort or otherwise from the use of or inability to use this document, or any material contained in it, or from any action or decision taken as a result of using this document or any such material.

                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, hereunto duly authorized.

                                                THE RANK GROUP PLC


Date:  15 September 2003

                                                By:____C B A Cormick_____

                                                Name:  C B A Cormick

                                                Title: Company Secretary